SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                             FORM 8-A



        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934




                         Proffitt's, Inc.
      (Exact name of registrant as specified in its charter)



                     Tennessee                    62-0331040
             (State of incorporation)           (I.R.S. Employer
                                              Identification No.)

               3455 Highway 80 West
               Jackson, Mississippi                 39209
     (Address of principal executive offices)      (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of each class    Name of each exchange on which
                 to be so registered    each class is to be registered

           Preferred Stock Purchase Rights   New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                               None
                         (Title of Class)


Item 1.   Description of Registrant's Securities to be Registered

     On March 28, 1995, the Board of Directors of Proffitt's, Inc.
(the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share (the "Common Shares"), of the Company. The dividend was payable on April 24, 1995, (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredths of a share of Series C Junior Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $85.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of Preferred Stock has rights, privileges and preferences which make its value approximately equal to the value of a Common Share. The description and terms of the Rights are set forth in a Rights
Agreement dated as of March 28, 1995 (the "Rights Agreement"), between the Company and Union Planters National Bank, as Rights
Agent (the "Rights Agent").

     Initially, the Rights will be evidenced by the stock certificates representing the Common Shares then outstanding, and no separate Right Certificates, as defined, will be distributed. Until the earlier to occur of (i) ten (10) days following a public announcement that a person, entity or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates with or without a copy of the Summary of Rights, which is included in the Rights Agreement as Exhibit B thereof (the "Summary of Rights"), attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificate alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 28, 2005 (the "Final Expiration Date"), unless the final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above). The exercise of Rights for Preferred Shares is at all times subject to the availability of a sufficient number of authorized but unissued Preferred Shares.

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right is also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidation or combinations of the Common Shares occurring, in any case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 200 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction to which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Shares' dividend and liquidation rights, the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

     In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will for a sixty (60) day period have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Stock, cash, debt, stock or a combination thereof in exchange for the Rights). This right will terminate sixty (60) days after the date on which the Rights become nonredeemable (as described below), unless there is an injunction or similar obstacle to exercise of the Rights, in which event this right will terminate sixty (60) days after the date on which the Rights again become exercisable.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Director of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share, per Right (or, if the number of shares is not and cannot be authorized, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the option of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the earliest of (i) the close of business on the twentieth (20th) day following the first public announcement that a person has become an Acquiring Person (subject to extension for one or more successive ten (10) day periods pursuant to the Rights Agreement), (ii) such time on or after the first public announcement that a person has become an Acquiring Person as there shall have occurred a Change of Control (as defined in the Rights Agreement) of the Company, or (iii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Following the expiration of the above periods, the Rights become nonredeemable. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to any percentage which is
(i) greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary, or any entity holding Common Shares pursuant to the terms of any such plan) and (ii) not less than 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interest of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to the earliest of (i) the twentieth (20th) day following the time that a person or group has acquired beneficial ownership of 20% or more of the Common Shares (unless extended for one or more ten (10) day periods by the Board of Directors), (ii) a Change of Control, or (iii) the final expiration date of the rights.


Item 2.   Exhibits

     I.2. Rights Agreement, dated as of March 28, 1995, between
Proffitt's, Inc. and Union Planters National Bank as Rights Agent, is incorporated herein by reference to Exhibit 1 to the Company's
Current Report on Form 8-K filed April 3, 1995.

     All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.



                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              PROFFITT'S, INC.

Date:                      , 1997


                              By:   /s/ R. Brad Martin
                                   ___________________________
                                   R. Brad Martin
                                   Chairman of the Board
                                   and Chief Executive Officer



                          EXHIBIT INDEX

     Reference is made to the registrant's Listing Application for the following exhibits:

     1.   Annual Report on Form 10-K for the Year Ended February 1,
          1997

     3. Notice and Proxy Statement for the annual meeting of shareholders held on June 19, 1997

     6.   1996 Annual Report to Shareholders


Exhibit 4, copies of charter and bylaws, and Exhibit 5, Specimen of securities, will be provided when available.